UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2019, and the related statements of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter

The financial statements of Farmers National Bank 401(k) Retirement Savings Plan as of and for the year ended December 31, 2018, were audited by other auditors whose report dated June 20, 2019, expressed an unmodified opinion on those statements.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, line 4i– Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Urish Popeck & Co., LLC

We have served as the Plan’s auditor since 2019

Pittsburgh, Pennsylvania

August 12, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

We have served as the Plan’s auditor since 2011.

Cleveland, Ohio

June 20, 2019

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2019	2018
Assets
Investments, at fair value
Non-interest-bearing cash	$28,510	$21,479
Registered investment companies	29,438,983	24,178,753
Farmers National Banc Corp. Common Stock	1,382,814	985,136

Total investments, at fair value	30,850,307	25,185,368

Fully benefit-responsive investment contract at contract value	2,173,448	1,272,846

Notes receivable from participants	6,051	6,991

Total Assets	33,029,806	26,465,205
Liabilities
Excess contributions payable	108,023	—

NET ASSETS AVAILABLE FOR BENEFITS	$32,921,783	$26,465,205

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31,	2019	2018
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$5,296,391	$(3,142,796)
Interest and dividends	860,272	1,333,965

Total investment income (loss)	6,156,663	(1,808,831)

Other income	186	299

Contributions:
Participants’	1,907,423	1,767,152
Companies’	709,180	567,665
Participants’ Rollovers	3,671	467,755

Total contributions	2,620,274	2,802,572

Total additions	8,777,123	994,040

Deductions:
Benefits paid to participants	2,280,581	2,796,802
Administrative expenses	39,964	36,645

Total deductions	2,320,545	2,833,447

Net increase (decrease)	6,456,578	(1,839,407)
Net assets available for benefits, beginning of year	26,465,205	28,304,612

Net assets available for benefits, end of year	$32,921,783	$26,465,205

The accompanying notes are an integral part of these financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

1.	Plan Description

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and National Associates Inc. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 60 days of service. Plan entry dates are the first day of the month coinciding with or next following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that each participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $709,180 and $567,665 for the Plan years ended December 31, 2019 and 2018, respectively. During the years ended December 31, 2019 and 2018, the Companies did not make any discretionary contributions, QNEC, or QMAC.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

1.	Plan Description (cont.)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeited Accounts

Forfeited nonvested accounts totaled $28,510 and $21,479 at December 31, 2019 and 2018, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2019 and 2018, forfeitures of $1,815 and $34,740, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers.

Extension of Time for Filing

The Plan filed this Form 11-K after the June 29, 2020 deadline applicable to the Plan for the filing of a Form 11-K. The Plan has relied on the 45-day extension provided by an order issued by the SEC under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder, dated March 4, 2020 (Release No. 34-88318), as modified and superseded by a new SEC order under Section 36 of the Exchange Act Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) (collectively, the “Order”).

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

1.	Plan Description (cont.)

On June 26, 2020, the Plan filed a Current Report on Form 8-K (the “Form 8-K”) to indicate its intention to rely on the Order for such extension. The Plan disclosed that the novel coronavirus (COVID-19) pandemic caused disruptions to the Company’s operations. Specifically, the Plan relied on the Order due to limited availability of key Company personnel and disrupted processes due to the global pandemic.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $5,296,391 and depreciated in value by $3,142,796 during the years ended December 31, 2019 and 2018, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2019 and 2018, administrative expenses paid by the Plan were $39,964 and $36,645, respectively. Certain paid expenses were paid by the Companies during the years ended December 31, 2019 and 2018.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

2.	Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Subsequent Events

The Plan evaluated subsequent events through the date of the Report of Independent Registered Public Account Firm’s Report, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements, except as described below:

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Companies’ financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

The pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and volatility in financial markets across the world. Depending on the severity and length of the outbreak, this pandemic could present material uncertainty and risk with respect to the Plan, including its performance, the liquidity of its investments, collectability of amounts due from others, and on its overall financial condition. The rapid development and fluidity of this situation precludes management from making a reasonable estimate as to the ultimate adverse impact of the pandemic on the Plan’s operations, financial condition and liquidity.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $186 and $299 for 2019 and 2018, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

3.	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Non-interest-bearing cash – Valued at cost, which equals fair value.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

3.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Total
Non-interest-bearing cash	$28,510	$28,510
Registered investment companies	29,438,983	29,438,983
Farmers National Bank Corp. common stock	1,382,814	1,382,814

Total assets at fair value	$30,850,307	$30,850,307

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Total
Non-interest-bearing cash	$21,479	$21,479
Registered investment companies	24,178,753	24,178,753
Farmers National Bank Corp. common stock	985,136	985,136

Total assets at fair value	$25,185,368	$25,185,368

4.	Guaranteed Investment Contract

The Plan is invested in a Guaranteed Interest Fund (the Fund), a fully benefit-responsive investment contract through Great-West Life & Annuity Insurance Company. The Fund invests primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date. The average and actual average yield earned by the Plan both were 1.45% and 1.35% for the years ending December 31, 2019 and 2018, respectively.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

4.	Guaranteed Investment Contract (continued)

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

5.	Tax Status

The Companies adopted a Prototype Non-Standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2019 And 2018

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by Federated Investors, Inc. (Federated), and a guaranteed interest fund managed by Great-West Life & Annuity Insurance Company. Federated is related to the Record Keeper of the Plan, Great- West Financial, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2019, the Plan purchased 8,882 shares and sold 1,477 shares of Farmers National Banc Corp. Common Stock. The Plan holds 84,731 shares of Farmers National Banc Corp. Common Stock at December 31, 2019 with a cost basis of $863,886. During 2018, the Plan purchased 9,973 shares and sold 3,400 shares of Farmers National Banc Corp. Common Stock. The Plan held 77,326 shares of Farmers National Banc Corp. Common Stock at December 31, 2018 with a cost basis of $752,232. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income on Farmers National Banc Corp. Common Stock of $30,943 and $22,422, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded appreciation on Farmers National Banc Corp. Common Stock of $289,550 and depreciation of $155,121, respectively.

8.	Excess Contributions Payable

In order to pass the 2019 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount for 2019 was $108,023 and was distributed on March 9, 2020. This amount has been included as a corrective distributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2019.

9.	Risks And Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Plan Number: 002

EIN: 34-0214400

December 31, 2019

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current value
	Non-interest-bearing cash				$28,510

	Registered investment companies
	AB Large Cap Growth Z	57,500	shares	a	3,623,088
	Fidelity 500 Index	51,968	shares	a	5,821,447
	Fidelity International Enhanced Index	3,179	shares	a	30,840
	Fidelity Mid Cap Index	79,186	shares	a	1,871,161
	Fidelity Small Cap Index	137,865	shares	a	2,899,310
	Great-West Core Bond Fund Inst	270,785	shares	a	2,718,678
	Invesco Oppenheimer Developing Mrkts R6	15,852	shares	a	722,686
	JP Morgan Equity Income R6	39,593	shares	a	769,680
	JPMorgan Income R6	54,994	shares	a	529,596
	MFS International Growth R6	50,123	shares	a	1,859,554
	MFS Mid Cap Growth R6	54,379	shares	a	1,226,794
	Pimco Commodity Real Ret Strat Instl	19,290	shares	a	115,162
	Pimco Int Bond (USD-Hedged) Inst	3,762	shares	a	40,291
	Pimco RealPath Blend 2020 Institutional	101,388	shares	a	1,158,870
	Pimco RealPath Blend 2025 Institutional	53,764	shares	a	630,119
	Pimco RealPath Blend 2030 Institutional	209,100	shares	a	2,513,378
	Pimco RealPath Blend 2035 Institutional	63,629	shares	a	772,461
	Pimco RealPath Blend 2040 Institutional	33,549	shares	a	412,652
	Pimco RealPath Blend 2045 Institutional	46,186	shares	a	568,084
	Pimco RealPath Blend 2050 Institutional	7,643	shares	a	94,615
	Pimco RealPath Blend 2055 Institutional	34,213	shares	a	425,608
	Pimco RealPath Blend Income Instl	22,583	shares	a	259,934
	Undiscovered MGRS Behavioral Value R6	608	shares	a	38,174
	Vanguard Real Estate Index Admiral	2,560	shares	a	336,801

	Balance to next page				29,467,493

a	The cost of participant-directed funds is not required to be disclosed
*	A Party-in-interest as defined by ERISA

See the accompaning Independent Registered Public Accounting Firm’s Report

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Plan Number: 002

EIN: 34-0214400

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Balance from prior page			$29,467,493

*	Farmers National Banc Corp. Common Stock	84,731 shares	**	1,382,814

	Fully benefit-responsive investment contract
*	Guaranteed Interest Fund	N/A	**	2,173,448

*	Notes receivable from participants	Interest rates of 3.25% - 4.25% with various maturities through 2020	-0-	6,051

				$33,029,806

a	The cost of participant-directed funds is not required to be disclosed
*	A Party-in-interest as defined by ERISA

See the accompaning Independent Registered Public Accounting Firm’s Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Farmers National Bank 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k)

Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro
Chief Human Resources Officer
Farmers National Banc Corp.
August 12, 2020